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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934

For the Month of December 2003

CELESTICA INC.
(Translation of registrant's name into English)

001-14832 (Commission File Number)
1150 Eglinton Avenue East, Toronto, Ontario, Canada, M3C 1H7, (416) 448-5800 (Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

CELESTICA INC.
FORM 6-K
MONTH OF DECEMBER 2003

Filed with this Form 6-K is the following:

•
Unaudited consolidated financial statements for the nine months ended September 30, 2002 and 2003, attached hereto as Exhibit 99.1 and incorporated herein by reference.

        The unaudited consolidated financial statements for the nine months ended September 30, 2003 included in this Form 6-K are identical to those unaudited consolidated financial statements for the period previously published by Celestica except for the inclusion of additional disclosure in note 6 concerning Celestica's restructuring plans and a reconciliation of significant differences between Canadian and United States accounting policies in note 12. These unaudited consolidated financial statements were prepared and are being furnished in connection with the proxy statement/prospectus contained in Celestica's Amendment No. 1 to its Registration Statement on Form F-4 (File No. 333-110362).

EXHIBITS

99.1    —    Unaudited consolidated financial statements for the nine months ended September 30, 2002 and 2003.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.
Date: December 24, 2003
	By:	/s/ ELIZABETH DELBIANCO Elizabeth DelBianco Chief Legal Officer

EXHIBIT INDEX

99.1    —    Unaudited consolidated financial statements for the nine months ended September 30, 2002 and 2003.

2

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CELESTICA INC. FORM 6-K MONTH OF DECEMBER 2003
SIGNATURES
EXHIBIT INDEX